

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Jeffrey Cocks
Chief Executive Officer
Nevada Canyon Gold Corp.
316 California Avenue, Suite 543
Reno, NV 89509

> **Re: Nevada Canyon Gold Corp.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed August 24, 2022**
> **File No. 024-11911**

Dear Mr. Cocks:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

Amendment No. 4 to Offering Statement on Form 1-A

Cover Page

1.   Revise to specifically disclose the Offering Circular disclosure format you are utilizing. Refer to Part II (a)(1)(ii) of Form 1-A.

Condensed Consolidated Financial Statements June 30, 2022 and 2021, page F-28

2.   We note that you incorporate by reference your condensed and consolidated financial statements for the period June 30, 2022 to your Amended Quarterly Report on Form 10-Q/A filed on August 23, 2022. Please revise to more clearly and prominently disclose that you are incorporating by reference into the offering circular certain information and

include descriptions of where the information incorporated by reference or cross-referenced can be found. Also revise to include the disclosures required by General Instruction III.a.2.B and C of Form 1-A. For guidance, please refer to General Instruction III to Form 1-A regarding eligibility to incorporate by reference. Alternatively, please provide your financial statements for the interim period June 30, 2022 in the offering statement pursuant to Part F/S of Form 1-A.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on engineering and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Deron Colby, Esq.